Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

July 2, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that, as of the date hereof, the Board of Directors (the “Board”) of Grupo Financiero Galicia S.A. (“GFG”) has approved the sale of a five percent (5%) interest in the capital stock of Galicia Administradora de Fondos S.A. (“GAF”) to Galicia Valores S.A. (“GV”).

The purchase price for the transaction was approximately $920,000 (U.S. dollars: nine hundred twenty thousand). Following the transaction, GAF will continue to be 100% owned by GFG indirectly.

In addition, at the same meeting of the Board of Directors of GFG, the Board also approved the formation and organization of a new company that will be registered in the United States of America, in the state of Delaware, in order to further GFG´s business strategy to provide comprehensive financial services to serve important sectors of the market via regional projection.

The newly formed company will be 100% owned by GFG and will carry out the usual operations of a broker or an ALYC, as well as investing and managing financial products that may be developed in Argentina and overseas.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.